
GE
Healthcare Financial Services

GUARANTY

Date: 05/10/2012

General Electric Capital Corporation
20225 Watertower Blvd,
Brookfield, WI 53045

To induce you to enter into, purchase or otherwise acquire, now or at any time hereafter, any promissory notes, security agreements, chattel mortgages, pledge agreements, conditional sale contracts, lease agreements, schedules, and/or any other documents or instruments evidencing, or relating to, any lease, loan, extension of credit or other financial accommodation (collectively **"Account Documents"** and each an **"Account Document"**) to First Choice Medical Group of Brevard, LLC (**"Customer"**), but without in any way binding you to do so, the undersigned, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, does hereby unconditionally and irrevocably guarantee to you, your successors and assigns, the due regular and punctual payment of any sum or sums of money which the Customer may owe to you now or at any time hereafter, whether evidenced by an Account Document, on open account or otherwise, and whether it represents principal, interest (including interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), rent, late charges, indemnities, an original balance, an accelerated balance, liquidated damages, a balance reduced by partial payment, a deficiency after sale or other disposition of any leased equipment, collateral or security, or any other type of sum of any kind whatsoever that the Customer may owe to you now or at any time hereafter, and does hereby further guarantee to you, your successors and assigns, the due, regular and punctual performance of any other duty or obligation of any kind or character whatsoever that the Customer may owe to you now or at any time hereafter (all such payment and performance obligations being collectively referred to as **"Obligations"**). Undersigned does hereby further guarantee to pay upon demand all losses, costs, attorneys' fees and expenses which may be suffered by you by reason of Customer's default or default of the undersigned. Anything herein or in any other Account Document to the contrary notwithstanding, the maximum liability of the undersigned hereunder and under the other Account Documents shall in no event exceed the amount which may be guaranteed by the undersigned under applicable federal and state laws relating to the insolvency of debtors. The undersigned agrees that the Obligations may at any time and from time to time exceed the amount of the liability of the undersigned hereunder without impairing this Guaranty or affecting your rights and remedies.

At any time following the date which is thirty-six (36) months following the date hereof, if there has not occurred or is continuing any default or event of default under any Account Document or this Guaranty, upon the written request of the undersigned to you, you agree to perform a good faith review of the continuing need for this Guaranty (such review, the **"Review"**); provided, however, that the undersigned may not make such a request more than once. Your determination upon completion of the Review shall be final and made by you in your sole discretion exercised in good faith. If you determine pursuant to the Review that this Guaranty is no longer necessary or that the amount guaranteed hereby may be reduced, you shall agree (a) in the event you determine that this Guaranty is no longer necessary, to the termination of this Guaranty, or (b) in the event you determine that the amount guaranteed hereby may be reduced, to a reduction in such guaranteed amount by the amount as determined by you (and this Guaranty, as so amended, shall remain in full force and effect in accordance with its terms), in each case which termination or reduction, as the case may be, shall be effective no earlier than 30 days, and no later than 60 days, following the receipt by you of the written request of the undersigned described in this paragraph; however, to the extent you determine that this Guaranty remains necessary or the amount guaranteed hereby may not be reduced, this Guaranty shall remain in full force and effect in accordance with its terms. Any such reduction in the amount guaranteed hereby pursuant to the foregoing shall be set forth in an amendment to this Guaranty executed by the undersigned and you, and which amendment shall be in form and substance satisfactory to you.

You shall have the right to determine how, when and what application of payments and credits, if any, whether derived from the Customer or any other source, shall be made on the indebtedness evidenced and secured by the Account Documents (the "Indebtedness"), and this Guaranty shall apply to and secure any ultimate balance of the Indebtedness that shall remain owing to you up to the amount guaranteed hereunder (the "Guaranteed Debt"). All sums received by you through enforcement action under the Account Documents shall be allocated first to that portion of the Indebtedness, which is not included within the Guaranteed Debt and shall be applied last to the Guaranteed Debt.

This Guaranty is a guaranty of prompt payment and performance (and not merely a guaranty of collection). Nothing herein shall require you to first seek or exhaust any remedy against the Customer, its successors and assigns, or any other person obligated with respect to the Obligations, or to first foreclose, exhaust or otherwise proceed against any leased equipment, collateral or security which may be given in connection with the Obligations. It is agreed that you may, upon any breach or default of the Customer, or at any time thereafter, make demand upon the undersigned and receive payment and performance of the Obligations, with or without notice or demand for payment or performance by the Customer, its successors or assigns, or any other person. Suit may be brought and maintained against the undersigned, at your election, without joinder of the Customer or any other person as parties thereto.

The undersigned agrees that its obligations under this Guaranty shall be primary, absolute, continuing and unconditional, irrespective of and unaffected by any of the following actions or circumstances (regardless of any notice to or consent of the undersigned): (a) the genuineness, validity, regularity and enforceability of the Account Documents or any other document; (b) any extension, renewal, amendment, change, waiver or other modification of the Account Documents or any other document; (c) the absence of, or delay in, any action to enforce the Account Documents, this Guaranty or any other document; (d) your failure or delay in obtaining any other guaranty of the Obligations (including, without limitation, your failure to obtain the signature of any other guarantor hereunder); (e) the release of, extension of time for payment or performance by, or any other indulgence granted to the Customer or any other person with respect to the Obligations by operation of law or

otherwise; (f) the existence, value, condition, loss, subordination or release (with or without substitution) of, or failure to have title to or perfect and maintain a security interest in, or the time, place and manner of any sale or other disposition of any leased equipment, collateral or security given in connection with the Obligations, or any other impairment (whether intentional or negligent, by operation of law or otherwise) of the rights of the undersigned; (g) the Customer's voluntary or involuntary bankruptcy, assignment for the benefit of creditors, reorganization, or similar proceedings affecting the Customer or any of its assets; or (h) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor.

The undersigned may not assign any of its rights or obligations hereunder without your express prior written consent. This Guaranty, the Account Documents and the Obligations may be assigned by you, without the consent of the undersigned. The undersigned agrees that if it receives written notice of an assignment from you, the undersigned will pay all amounts due hereunder to such assignee or as instructed by you. The undersigned also agrees to confirm in writing receipt of the notice of assignment as may be reasonably requested by assignee. The undersigned hereby waives and agrees not to assert against any such assignee any of the defenses set forth in the immediate preceding paragraph.

The undersigned agrees that this Guaranty shall remain in full force and effect or be reinstated (as the case may be) if at any time payment or performance of any of the Obligations (or any part thereof) is rescinded, reduced or must otherwise be restored or returned by you, all as though such payment or performance had not been made. If, by reason of any bankruptcy, insolvency or similar laws effecting the rights of creditors, you shall be prohibited from exercising any of your rights or remedies against the Customer or any other person or against any property, then, as between you and the undersigned, such prohibition shall be of no force and effect, and you shall have the right to make demand upon, and receive payment from, the undersigned of all amounts and other sums that would be due to you upon a default with respect to the Obligations. The undersigned hereby guarantees that payments hereunder will be paid to you without set-off or counterclaim in U.S. Dollars.

Notice of acceptance of this Guaranty and of any default by the Customer or any other person is hereby waived. Presentment, protest demand, and notice of protest, demand and dishonor of any of the Obligations, and the exercise of possessory, collection or other remedies for the Obligations, are hereby waived. The undersigned warrants that it has adequate means to obtain from the Customer on a continuing basis financial data and other information regarding the Customer and is not relying upon you to provide any such data or other information. Without limiting the foregoing, notice of adverse change in the Customer's financial condition or of any other fact which might materially increase the risk of the undersigned is also waived. All settlements, compromises, accounts stated and agreed balances made in good faith between the Customer, its successors or assigns, and you shall be binding upon and shall not affect the liability of the undersigned.

Payment of all amounts now or hereafter owed to the undersigned by the Customer or any other obligor for any of the Obligations is hereby subordinated in right of payment to the indefeasible payment in full to you of all Obligations and is hereby assigned to you as a security therefor. The undersigned hereby irrevocably and unconditionally waives and relinquishes all statutory, contractual, common law, equitable and all other claims against the Customer, any other obligor for any of the Obligations, any collateral therefor, or any other assets of the Customer or any such other obligor, for subrogation, reimbursement, exoneration, contribution, indemnification, setoff or other recourse in respect of sums paid or payable to you by the undersigned hereunder, and the undersigned hereby further irrevocably and unconditionally waives and relinquishes any and all other benefits which it might otherwise directly or indirectly receive or be entitled to receive by reason of any amounts paid by, or collected or due from, it, the Customer or any other obligor for any of the Obligations, or realized from any of their respective assets.

THE UNDERSIGNED HEREBY UNCONDITIONALLY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS GUARANTY, THE OBLIGATIONS GUARANTEED HEREBY, ANY OF THE RELATED DOCUMENTS, ANY DEALINGS BETWEEN US RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN US. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT (INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS). THIS WAIVER IS IRREVOCABLE MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS GUARANTY, THE OBLIGATIONS GUARANTEED HEREBY, OR ANY RELATED DOCUMENTS. IN THE EVENT OF LITIGATION, THIS GUARANTY MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

As used in this Guaranty, the word "person" shall include any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or any government or any political subdivision thereof.

This Guaranty is intended by the parties as a final expression of the guaranty of the undersigned and is also intended as a complete and exclusive statement of the terms thereof. No course of dealing, course of performance or trade usage, nor any paid evidence of any kind, shall be used to supplement or modify any of the terms hereof, nor are there any conditions to the full effectiveness of this Guaranty. This Guaranty and each of its provisions may only be waived, modified, varied, released, terminated or surrendered, in whole or in part, by a duly authorized written instrument signed by you. No failure by you to exercise your rights hereunder shall give rise to any estoppel against you, or excuse the undersigned from performing hereunder. Your waiver of any right to demand performance hereunder shall not be a waiver of any subsequent or other right to demand performance hereunder.

The undersigned hereby represents and warrants that: (a) (i) the undersigned, if applicable, is a corporation, limited liability company or limited partnership that is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority and the legal right to own and operate its property, to lease the property it operates and to conduct the business in which it is currently engaged (ii) the undersigned has the power and authority and the legal right and capacity to execute and deliver, and to perform its obligations under, this Guarantee and has taken all necessary action to authorize its execution, delivery and performance of this Guarantee; (b) this Guaranty and each other Account Document to which it is a party constitutes a legal, valid and binding obligation of the undersigned enforceable in accordance with its terms, except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors' rights generally, general equitable principles and an implied covenant of good faith and fair dealing; (c) the statements concerning the financial condition and net worth of the undersigned previously provided to you are true and correct; and (d) there is no event, fact, circumstance or condition known to the undersigned which is inconsistent with such statements or is required to be disclosed in order to cause such statements not to be misleading.

This Guaranty shall bind the undersigned's successors and assigns and the benefits thereof shall extend to and include your successors and assigns. If the undersigned is an individual, this Guaranty shall not be discharged or affected by the death or incompetency of the undersigned, but shall bind the undersigned's heirs, executors, administrators, and assigns, and the benefits thereof shall extend to and include your successors and assigns. In the event of default hereunder, you may at any time inspect undersigned's records, or at your option, undersigned shall furnish you with a current independent audit report.

If any provisions of this Guaranty are in conflict with any applicable statute, rule or law, then such provisions shall be deemed null and void to the extent that they may conflict therewith, but without invalidating any other provisions hereof. This Guaranty and its interpretation and application shall in all respects be governed by the law of the State of Florida.

IN WITNESS WHEREOF, this Guaranty is executed the day and year above written.

Signed in the presence of:

Witness Signature *(required)*

Julie L. Hardesty

Witness *(Print Name)*

Christian Romandetti

Guarantor signature *(witnessed)*

Chris Romandetti

Print Name

501 Orlando Blvd.

Indialantic, FL 32903

Address

073587485

Social Security Number